3/11/03

03014552

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

RECEIVED MAR - 3 2003

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Evets Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3890 South Lindbergh Blvd., Suite 200
(No. and Street)

St. Louis, (City) Missouri (State) 63127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven L. Hogan (314) 843-2012
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubin, Brown, Gornstein & Co. LLP
(Name – *if individual, state last, first, middle name*)

One North Brentwood (Address) Clayton, (City) Missouri (State) 63105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven L. Hogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evets Financial Securities, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

" NOTARY SEAL "
Kimberly Diane Russo, Notary Public
St. Louis County, State of Missouri
My Commission Expires 10/9/2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report On Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVETS FINANCIAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Contents

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report

Board of Directors
Evets Financial Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Evets Financial Securities, Inc., an S Corporation, as of December 31, 2002, and the related statements of income, stockholders' equity (deficit), changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evets Financial Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rubin, Brown, Gornstein & Co. LLP

February 21, 2003

EVETS FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

Assets

Cash And Cash Equivalents	$	6,070
Prepaid Insurance		3,938
	$	10,008

Liabilities And Stockholders' Equity (Deficit)

Liabilities		
Subordinated borrowings (Note 3)	$	75,000
Accrued expenses		662
Total Liabilities		75,662
Stockholders' Equity (Deficit)		
Common stock:		
Authorized 30,000 shares of $1 par value; issued and outstanding 30,000 shares		30,000
Additional paid-in capital		97,600
Retained earnings (deficit)		(193,254)
Total Stockholders' Equity (Deficit)		(65,654)
	$	10,008

EVETS FINANCIAL SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For The Year Ended December 31, 2002

	Common Stock		Additional Paid-In	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Capital	(Deficit)	(Deficit)
Balance (Deficit) - Beginning Of Year	30,000	$ 30,000	$ 95,700	$ (191,920)	$ (66,220)
Capital Contribution	—	—	1,900	—	1,900
Net Loss	—	—	—	(1,334)	(1,334)
Balance - End Of Year	30,000	$ 30,000	$ 97,600	$ (193,254)	$ (65,654)

See the accompanying notes to financial statements.

EVETS FINANCIAL SECURITIES, INC.

STATEMENT OF INCOME
For The Year Ended December 31, 2002

Revenues	
Asset management fees	$ 55,629
Underwriting fees	8,460
Other income	215
Total Revenues	64,304
Operating Expenses	
Employee compensation	15,500
Exchange and clearance fees	3,250
Interest	2,700
Occupancy	24,000
Professional fees	7,162
Other expenses	13,026
Total Operating Expenses	65,638
Net Loss	$ (1,334)

See the accompanying notes to financial statements.

EVETS FINANCIAL SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For The Year Ended December 31, 2002

Subordinated borrowings at January 1, 2002	$ 75,000
No changes	—
Subordinated borrowings at December 31, 2002	$ 75,000

See the accompanying notes to financial statements.

EVETS FINANCIAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2002

Cash Flows From Operating Activities	
Net loss	$ (1,334)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in prepaid insurance	(1,265)
Decrease in accrued expenses	(3,060)
Net Cash Used In Operating Activities	(5,659)
Net Cash Provided By Financing Activities	
Capital contribution	1,900
Net Decrease In Cash And Cash Equivalents	(3,759)
Cash And Cash Equivalents - Beginning Of Year	9,829
Cash And Cash Equivalents - End Of Year	$ 6,070
Supplemental Disclosure Of Cash Flow Information	
Interest paid	$ 2,700

1. Summary Of Significant Accounting Policies

Estimates And Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash And Cash Equivalents

The Company considers cash deposits that can be redeemed on demand and investments that have an original maturity of three months or less to be cash equivalents. As of December 31, 2002, cash equivalents consisted of money market accounts.

Asset Management Fees

Fee income is recorded as earned.

Income Taxes

The stockholders of the Company have elected, for federal and state income tax purposes, to be taxed under the Subchapter S provisions of the Internal Revenue Code. Provisions for federal and state income taxes are not reflected in the accompanying financial statements, but rather the stockholders include their distributive share of the taxable income or loss of the Company on their respective income tax returns.

2. Operations

Evets Financial Securities, Inc. (the Company) was incorporated on May 1, 1996 and began operations on January 2, 1997 with its principal activity being the private placement of real estate debt obligations and investment advisory services.

The Company has an agreement with a clearing agent in order to clear all its trades.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company was in compliance with both of the above-stated net capital rules.

3. Subordinated Borrowings

The borrowings under a subordination agreement at December 31, 2002 consist of two subordinated notes from a stockholder of the Company, bearing interest at the prime rate plus .75%. The first note of $25,000 is due March 1, 2004 and the second of $50,000 is due July 20, 2005.

Subsequent to year end, the Company prepaid the first note amounting to $25,000 with the proceeds of additional paid in capital from a stockholder.

The subordinated borrowings are available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Commitment

The Company is obligated to an affiliated company for professional management services and allocated costs. The agreement is subject to revision annually. The current agreement was negotiated in May 2001 with a fee of fifty percent of the asset management fees and one hundred percent of the financial planning fees earned by the Company after deducting actual operating expenses of the Company to be paid on a quarterly basis. There were no fees paid in 2002 under this agreement.

The Company maintains an employment agreement with one of its stockholders requiring the Company to pay that stockholder $24,000 annually assuming the Company achieves certain financial targets. Amounts paid under this agreement were $15,500 in 2002. The agreement is automatically renewable unless terminated by the stockholders.

The Company is also obligated under an operating lease for office space with a related party. The lease calls for monthly payments of $2,000 and is automatically renewable unless terminated by the stockholders.

5. Stockholder Agreement

Under the terms of an agreement among the stockholders', upon retirement, death or disability of a stockholder, the Company shall be obligated to purchase all of such stockholder's stock at the fair market value as defined in the agreement.

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Board of Directors
Evets Financial Securities, Inc.
St. Louis, Missouri

We have audited the accompanying financial statements of Evets Financial Securities, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated February 21, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubin, Brown, Gornstein & Co. LLP

February 21, 2003

EVETS FINANCIAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Net Capital		
Total stockholders' equity (deficit)	$	(65,654)
Add:		
Subordinated borrowings allowable in computation of net capital		75,000
Total Capital And Allowable Subordinated Borrowings		9,346
Deductions and/or charges:		
Prepaid insurance		3,938
Net Capital	$	5,408
Aggregate Indebtedness	$	662
Computation Of Basic Net Capital Requirement		
Minimum net capital required	$	44
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	408
Excess net capital at 1000%	$	5,342
Ratio of aggregate indebtedness to net capital		0.12 to 1

Reconciliation With Company's Computation

There are no differences between the Company's amended computation and the computation above.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2002

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination Of Reserve Requirements Under Rule 15c3-3" and "Information For Possession Or Control Requirement Under Rule 15c3-3" are inapplicable.

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report On Internal Accounting Control

Board of Directors
Evets Financial Securities, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Evets Financial Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Rubin, Brown, Gornstein & Co. LLP

February 21, 2003